Exhibit 99.1

SouFun Management Commented on a Short Seller’s Report

BEIJING, April 5, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun”), the leading real estate and home related product and services Internet portal in China, responded to a short seller’s report today:

A short seller (Glaucus Research Group: “We are short seller. We are biased.”) published a report yesterday on SouFun. We think their conclusions are misleading. Here are our comments with respect to the report’s 7 summaries:

1.	Our Chairman’s family formed a not-for-profit corporation called Research Center on Natural Conservation (Research Center) to purchase the Arden House, a former Columbia University Executive Programs training center. Our Chairman’s family (not SouFun) paid full for the purchase. The Research Center did use SouFun’s New York office address to receive corresponding letters before the completion of the purchase (and some corresponding letters may still coming to SouFun’s New York office address as the change of address may take longer). Our Chairman (also a director of the Research Center) occasionally invites SouFun’s visiting employees and clients to use the Arden House for free. SouFun’s New York office contact on the website of Arden House is to answer any question from SouFun’s visiting employees and clients.

2.	SouFun purchased 72 Wall Street for its long term strategy of SouFun’s internal global training programs collectively called SouFun Business School. The facility needs renovation and is now not in a condition for full operations. The company has been using it as a temporary office and occasionally for visiting SouFun employees and clients (62 visitors in 2011, 241 visitors in 2012, and planning for 350 visitors in 2013). It is preliminarily planned to open in full in two years from today. SouFun’s visiting employees and clients for training purposes are mostly arranged by a related party called Wall Street Global Training Center (a not for profit organization in application), of Which our Chairman is a director. In the past two plus years, SouFun paid roughly $2 million (which has been disclosed with SEC) to Wall Street Global Training Center for the 300 plus visitors.

3.	SouFun’s properties in Sanya, Hainan Island purchased in March 2012 have been in use for SouFun’s training and employee award and other business purposes.

4.	Shun Cheong Holdings (HKEX: 0650), a public company on the Hong Kong Stock Exchange, is about 60% owned by our Chairman’s family and the company is in full compliance with Hong Kong Stock Exchange in respect to its shareholders, directors, and employees.

5.	SouFun has been with its current auditor E&Y for more than 5 years and the company keeps a transparent and professional way in working with E&Y. All auditing related information past and present has been fully disclosed with SEC.

6.	SouFun had three dividends since it has been listed with NYSE two and half years ago. Its cash will be used for its business expansion as first priority and then the company will need a $100-150 million cash reserve and after that the company may consider dividend to its shareholders.

7.	SouFun’s VIE structure has been there since it was founded in 1999 and has never been changed since almost 14 years ago.

SouFun welcomes all kinds of opinions and comments with respect to its business and corporate governance even if some of them may not correctly reflect the fact. We regard these opinions and comments as useful to improve our future operations. We are confident that SouFun will be bigger, better, and stronger with its continuous efforts and positive attitude from its management and staff members.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Contacts:

VP of Finance:

Hong Zhao, +86 (10) 5631 8707, hongzhao@soufun.com

IR Manager:

Yiwen Zhang, +86 (10) 5631 8659, zhangyiwen@soufun.com